Exhibit 99.1

NEWS RELEASE

YAMANA GOLD REAFFIRMS ANNUAL 2010 GUIDANCE

TORONTO, ONTARIO, April 1, 2010 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:YAU) reaffirmed annual 2010 guidance today.

Yamana anticipates that its production and cash costs for 2010 will be as previously stated and is as follows:

2010E Production(1)	2010E Cash Costs(1,2)
1,030 – 1,145,000 GEO*	Co-product: $360 - $400 per GEO
By-product: below $200 per GEO
*Yamana treats silver as a gold equivalent. Gold equivalent ounce (GEO) calculations are based on an assumed gold to silver ratio of 55:1 which is a long term historical average

Yamana has previously noted that production would sequentially increase, and cash costs would sequentially decrease, quarter-over-quarter throughout the year.  In the first quarter of 2010, gold equivalent production is expected to be approximately 240,000 GEO and cash costs are expected to be below $200 per GEO on a by-product basis. This is consistent with internal forecasts. Minera Florida produced less than anticipated due to the earthquake which occurred on February 27 and is now fully operational.

Yamana has also guided that copper production is expected to be 150-160 million pounds in 2010 and, similar to the case for gold production, Yamana expects production to increase quarter-over-quarter throughout the year. Copper production in the first quarter of 2010 is expected to be 29 to 30 million pounds.

Yamana provides guidance on certain of its projected operating parameters including production levels and cash costs.  The Company is not in the position to endorse consensus estimates with the respect to earnings and cash flow per share as it has no way to accurately monitor the underlying assumptions and projections going into these calculations.

1.	Production and cash cost figures are from continuing operations. Cash costs are excluding Alumbrera.
2.	Co-product and by-product cash costs per GEO and adjusted earnings per share are non-GAAP measures. Reconciliation and definitions of non-GAAP measures are located at the end of this press release.

With 1,025,677 GEO produced in 2009, adjusted earnings(1) were US$0.47 per share in 2009. Yamana notes that the lower end of its production guidance for 2010 is consistent with actual production achieved in 2009 and cash costs would be comparable. Cash costs in the first quarter of 2010 are expected to exceed cash costs in the first quarter of 2009, which were at all time lows as a result, in part, of significant depreciation in local currencies after the financial crisis of late 2008.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina, Chile, Mexico and Colombia. The Company plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, advancement of its exploration properties and by targeting other gold consolidation opportunities in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Letitia Wong Director, Investor Relations (416) 815-0220 Email: investor@yamana.com www.yamana.com

MEDIA INQUIRIES:
Mansfield Communications Inc.
Hugh Mansfield
(416) 599-0024

NON-GAAP MEASURES
The Company believes that in addition to conventional measures prepared in accordance with Canadian GAAP, the Company and certain investors and analysts use certain other non-GAAP financial measures to evaluate the Company’s performance including its ability to generate cash flow and profits from its operations. The Company has included certain non-GAAP measures including “By-product cash costs per gold equivalent ounce”, “Co-product cash costs per gold equivalent ounce”, and “adjusted earnings per share” throughout this document.

The Company believes that these measures, together with measures determined in accordance with Canadian GAAP, provide investors with an improved ability to evaluate the underlying performance of the Company.  Non-GAAP measures do not have any standardized meaning prescribed under Canadian GAAP, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP.

Cash costs
The Company has included cash costs per GEO information because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with Canadian GAAP do not fully illustrate the ability of its operating mines to generate cash flows. The measures are not necessarily indicative of operating profit or cash flows from operations as determined under Canadian GAAP. Cash costs per GEO are determined in accordance with the Gold Institute’s Production Cost Standard and are calculated on a co-product and by-product basis. Cash costs on a by-product basis are computed by deducting copper by-product revenues from the calculation of cash costs of production per GEO.

1.	Production and cash cost figures are from continuing operations. Cash costs are excluding Alumbrera.
2.	Co-product and by-product cash costs per GEO and adjusted earnings per share are non-GAAP measures. Reconciliation and definitions of non-GAAP measures are located at the end of this press release.

Adjusted Earnings per share
The Company uses the financial measure “Adjusted Earnings per share” to supplement information in its consolidated financial statements. The Company believes that in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The presentation of adjusted measures are not meant to be a substitute for net earnings or loss or net earnings or loss per share presented in accordance with GAAP, but rather should be evaluated in conjunction with such GAAP measures. Adjusted Earnings per share are calculated as net earnings excluding (a) stock-based compensation, (b) foreign exchange (gains) losses, (c) unrealized (gains) losses on commodity derivatives, (d) impairment losses, (e) future income tax expense (recovery) on the translation of foreign currency inter-corporate debt, (f) write-down of investments and other assets and any other non-recurring adjustments. Earnings adjustments reflect both continuing and discontinued operations.

The term “Adjusted Earnings per share” does not have a standardized meaning prescribed by Canadian GAAP, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. Management believes that the presentation of Adjusted Earnings per share provide useful information to investors because they exclude non-cash and other charges and are a better indication of the Company’s profitability from operations. The items excluded from the computation of Adjusted Earnings per share, which are otherwise included in the determination of net earnings per share prepared in accordance with Canadian GAAP, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period-to-period profitability.

A reconciliation of adjusted earnings to net earnings is provided below:

For the period ended December 31, (In millions of United States Dollars)	Twelve months ended
Net earnings	$ 192.6
Mark-to-market on period sales and final price and quantity settlements	-
Non-cash unrealized foreign exchange losses/(gains)	(36.7)
Non-cash unrealized losses on derivatives	112.5
Non-recurring future income tax adjustments	35.8
Proceeds on sale of commodity derivatives	-
Write off of mineral interests and other assets	8.3
Stock-based and other compensation	23.3
Future income tax expense on translation of intercompany debt	51.6
Adjusted Earnings before income tax effects	387.4
Income tax effect on adjustments	(41.3)

Adjusted Earnings	$ 346.1

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under applicable Canadian securities legislation.  Except for statements of historical fact relating to the company, information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plans or future financial or operating performance.  Forward-looking statements are characterized by words such as “plan,” “expect,”, “budget”, “target”, “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include, but are not limited to, the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, possible variations in ore grade or recovery rates, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real and the Chilean Peso versus the United States Dollar), changes in the Company’s hedging program, changes in accounting policies, changes in the Company’s corporate resources, changes in project parameters as plans continue to be refined, changes in project development and production time frames, risk related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the exploration and development of new areas and deposits, success of exploration activities, successful transition to owner-mining, permitting timelines, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to in the Company’s annual Management’s Discussion and Analysis and Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law.  The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presently for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and the Company’s plans and objectives and may not be appropriate for other purposes.

1.	Production and cash cost figures are from continuing operations. Cash costs are excluding Alumbrera.
2.	Co-product and by-product cash costs per GEO and adjusted earnings per share are non-GAAP measures. Reconciliation and definitions of non-GAAP measures are located at the end of this press release.